Exhibit 4

IN THE COMMONWEALTH COURT OF PENNSYLVANIA

In Re: Penn Treaty Network American Insurance	:
Company in Rehabilitation	:	Docket No. 1 PEN 2009

FORMAL COMMENTS OF BROADBILL PARTNERS, LP

TO THE PROPOSED REHABILITATION PLAN

I.  STATEMENT OF INTEREST

Broadbill Partners, LP (“Broadbill”), submits this comment on the “Plan of Rehabilitation” (the “Plan”) filed by Michael F. Consedine, the Pennsylvania Insurance Commissioner (the “Commissioner”) and Rehabilitator for Penn Treaty Network America Insurance Company (“PTNA”) and American Network Insurance Company (“ANIC” and together with PTNA, the “Companies”).1  Although the Plan marks an important step in the rehabilitation of the Companies, it does not resolve their underlying financial challenges.  Importantly, the Plan fails to address this Court’s December 28, 2012 Amended Order and Memorandum Opinion, which directs the Commissioner to include actuarially justified long-term-care rate increases in his rehabilitation plan for the Companies.  As the Court noted, such a rate increase is “critical” to ensuring the Companies’ solvency.  (Order at 164.)  Without an appropriate—and timely—rate increase, any Plan of Rehabilitation risks becoming a Liquidation.  While the Plan does permit the Commissioner to consider rate increases in the future, that option will be useful to the Companies only if promptly exercised.  Broadbill urges the Court to require that the Commissioner’s Plan address a rate increase as soon as possible.

1 Broadbill is a New York–based investment fund that owns more than five percent of the stock of Penn Treaty American Corporation, which is the controlling shareholder of PTNA and ANIC.  Broadbill has a direct and substantial interest in the rehabilitation process because, as an equity holder in PTNA’s and ANIC’s parent, Broadbill stands to incur significant economic harm to its investment if the Commissioner fails to incorporate long-term-care rate increases into his Plan.

II.  INTRODUCTION

Year after year, in state after state, on behalf of dozens of insurers offering long-term-care policies, government regulators do exactly what this Court has required the Rehabilitator to do here: approve actuarially justified rate increases.  Far from a novel or draconian remedy, rate increases for long-term-care policies are a familiar—and essential—feature of the American insurance landscape, often the only way that companies issuing such coverage can survive what this Court recognized as the “high wire juggling act” of predicting health conditions a half-century or more into the future.  (Order at 38.)  So necessary are these increases that over the past decade, from Alaska to Florida, New York to California, Texas to South Dakota, and indeed in Pennsylvania itself, state regulatory agencies have granted many thousands of long-term-care rate increases.  Even when the requested increases are as significant as 25 to 50 percent or more—and despite opposition from politically powerful interests—the requests are still approved.  Just this May, for example, the Board of Administration for the nation’s second-largest long-term-care insurer, CalPERS, approved an 85 percent rate increase for approximately 115,000 of its policyholders over a two-year period beginning in 2015.  “We did not come to the pending premium increase lightly,” explained a top CalPERS executive.  “We made the very tough decision that rate increases were necessary only after thoughtful, deliberate analysis.”2

For the benefit of its consumers, the California Department of Insurance maintains an unusually comprehensive nationwide database that may also be of interest to this Court.  Publicly

2  “Another View: Bee Sensationalizes CalPERS Rate Hike,” by Ann Boynton, Deputy Executive Officer for the Benefit Programs, Policy & Planning Unit, available at http://www.sacbee.com/2013/03/02/5229725/another-view-bee-sensationalizes.html (retrieved August 15, 2013).

available at the www.insurance.ca.gov website, the database features two tables showing long-term-care rate increases from 2002 to 2012 for virtually every industry participant: one for the 15 companies actively writing new business in California3 and one for the 43 companies no longer writing business in California.4  Of particular note, both tables contain historical data for those companies’ rate increases in dozens of states other than California.  Thus, a consumer—or a judge or a state insurance commissioner anywhere in the country—can easily review any insurer’s record of long-term-care rate increases, and from that data, recognize just how customary and prevalent such increases have become.  To keep those rate increases in perspective, the California insurance website offers this caution: “Remember that rate increases are not a sign of a ‘bad’ policy, and the absence of a rate increase is not a sign of a ‘good’ policy.”  Instead, “[r]ate increases are a function of a very complicated process companies use to try to limit risk of paying out more benefits than the premiums they collect.”5

The Court may be especially interested in the historical data for PTNA from the preceding decade,6 which shows at least 762 rate increases in 41 states and the District of Columbia.  Despite the potential for political resistance in any of those jurisdictions, PTNA

3  Available at http://www.insurance.ca.gov/0100-consumers/0060-information-guides/0050-health/ltc-rate-history-guide/rate-history-active-long-term-care.cfm.

4  Available at http://www.insurance.ca.gov/0100-consumers/0060-information-guides/0050-health/ltc-rate-history-guide/rate-history-inactive-long-term-care.cfm.

5  “Introduction to Long-Term Care Insurance Rate History,” California Department of Insurance, available at http://www.insurance.ca.gov/0100-consumers/0060-information-guides/0050-health/ltc-rate-history-guide/rate-history-long-term-care.cfm.

6  Available at http://www.insurance.ca.gov/0100-consumers/0060-information-guides/0050-health/ltc-rate-history-guide/upload/PennTreatyLTCRateHistory.pdf.

succeeded in obtaining approval for some admittedly sizable rate increases: 61 percent in Iowa, 68 percent in Oklahoma, 77 percent in Wyoming, 80 percent in Missouri, 86 percent in Virginia, and 101.4 percent in Washington, D.C.  Unfortunately, the last of those adjustments occurred years ago.  Since being placed under the stewardship of the Commissioner, PTNA has gradually been denied the benefit of additional rate increases—first in Pennsylvania, then elsewhere.  Since April 2010, six months after petitioning the Court to liquidate PTNA, the Commissioner, in his role as Rehabilitator, has not obtained a single rate increase for PTNA in any state.7  The following graph illustrates this sharp decline in PTNA premium increases approvals nationwide:

Nowhere is the Commissioner’s aversion to rate increases for PTNA more evident than in Pennsylvania, where the Commissioner could approve a rate increase if he, as Rehabilitator, simply requested one.   But for over four and half years, he has not done so.8

7  Id.

8  Id.

Meanwhile, PTNA’s peers in the long-term-care industry have continued to request and receive rate increases almost everywhere they do business—including Pennsylvania.9  If PTNA is to be rehabilitated, it must be allowed to bring its rates into the present, to ensure that it has the revenue to fulfill its obligations to an aging insured population.

III.  ARGUMENT

A.  The Court should not permit the Commissioner to cherry-pick the resources he applies to the Rehabilitation.

Despite this Court’s clear instruction that rate increases are critical to PTNA’s and ANIC’s rehabilitation—and that “accordingly, the Rehabilitator must prepare an action plan for obtaining such relief” (Order at 164)—the Commissioner has proposed a Plan that relies primarily on benefit cuts.  By failing to incorporate rate increases, the Plan fails to effectuate the Court’s Order.  The Commissioner should not cherry-pick which resources he applies to this case.  Nor should he ignore the plain language of the policies themselves, which allow for premium increases if the group of policyholders as a whole is not generating sufficient premium income, as is the case here.  The Commissioner attempts to justify his selective approach by

9  In the time that PTNA has been forced to forgo all rate increases, for example, Lincoln Benefit Life Co. has been granted a total of 190 long-term-care rate increases in 36 states, United American Insurance Co. has received 143 rate increases in 33 states, and Monumental Life Insurance Co. has been approved for 75 rate increases in 21 states.  See
http://www.insurance.ca.gov/0100-consumers/0060-information-guides/0050-health/ltc-rate-history-guide/upload/LincolnBenefitLifeCoLTCRateHistory.pdf;
http://www.insurance.ca.gov/0100-consumers/0060-information-guides/0050-health/ltc-rate-history-guide/upload/UnitedAmericanInsCoLTCRateHistory.pdf; and
http://www.insurance.ca.gov/0100-consumers/0060-information-guides/0050-health/ltc-rate-history-guide/upload/MonumentalLifeInsCoLTCRateHistory.pdf.

noting that to significantly improve PTNA’s and ANIC’s financial condition, the Companies would need to seek rate increases from regulatory authorities in other states as well, and given the “current and past reluctance of many Insurance Regulatory Authorities to approve large and in some cases any rate increases,” the Commissioner does not believe that this approach will deliver the necessary relief.  (Plan at 51.) (emphasis added).

As the California Department of Insurance database reveals, the Commissioner is plainly mistaken.  State regulatory authorities across the country consistently approve large rate increases for long-term-care insurers, and they have done so for PTNA, when asked.  Whatever “reluctance” they may experience in making these determinations, these agencies recognize, as this Court did, that the alternative—for insurer and insured alike—is far worse.  Further, the Pennsylvania Insurance Commissioner should not be in the business of making political calculations in other states, on behalf of consumers he does not represent.  Those state agencies have shown themselves more than capable of grappling with the “very tough decision” to raise rates, as California recently did, without comporting to the Pennsylvania Commissioner’s low expectations.  If anything, as PTNA’s and ANIC’s Rehabilitator, the Commissioner should be encouraging regulators in other states to approve actuarially justified rate increases for the Companies.  Instead, as this Court noted, the Commissioner has actually impeded those efforts.10

10  “In March of 2010 [then–] Commissioner Ario sent letters to the insurance commissioners of four states in which rate increase applications were pending.  The letter advised the commissioners that liquidation petitions had been filed and that his Department would not grant any rate increases for PTNA or ANIC in Pennsylvania.  Ex. R-58.  [Deputy Insurance Commissioner] DiMemmo testified that the purpose of Commissioner Ario’s letters was to tell his fellow commissioners that they did not have to approve the pending rate increases.  N.T. 2/3/11 at 12 1-25.  None of the rate increase requests were granted in those states.”  (Order at 36.)  Such a self-fulfilling prophecy is not evidence in support of the Commissioner’s position.

B.  Given the average age of the PTNA and ANIC policyholders, the Commissioner must act with urgency.

The Commissioner must act with urgency; otherwise his reluctance to raise rates may result in a de facto liquidation.  This Rehabilitation has now entered its fifth year, and despite the Commissioner’s acknowledgement that the process for implementing rate increases “can take more than a year” (Plan at 18), he has nonetheless proposed a plan that “does not focus initially on rate increases” (Plan at 51).  While PTNA and ANIC both have substantial assets and are currently able to fund benefits when presented with claims even without rate increases, the average age of their policyholders is over 70.  That creates additional urgency to act—to ensure that when today’s policyholders become tomorrow’s beneficiaries, the Companies will have collected the contributions necessary for delivering the care promised each one of them.

If PTNA and ANIC were writing new policies, that newly generated income might help supplement the slow pace of the rehabilitation efforts.  But the Companies are in run-off and are limited to their existing policyholders.  Nobody will derive benefits—not the policyholders, not the creditors, and not the equity stakeholders—from perpetual rehabilitation (or a de facto liquidation).

IV.  CONCLUSION

While no policyholder enjoys receiving a rate increase—and no insurer enjoys seeking one—double-digit rate increases have been a fixture of the long-term-care insurance industry for more than a decade.  Again and again, from coast to coast, state regulators have approved these rate hikes, not because they wish to enrich insurers like PTNA and ANIC, but because they recognize what an actuarially justified rate increase means: that policyholders have been receiving a benefit worth more than policyholders have been paying for.  The financial problems for PTNA and ANIC, as this Court noted, stem from having sold policies that are “underpriced and overly generous.”  (Order at 160.)   The assumptions that led to that faulty pricing model are complex, but the solution is not.  The Court should enforce its Order and direct the Commissioner to move quickly and aggressively to increase rates as provided for by the PTNA and ANIC policies.  While the Plan does leave open the possibility of rate increases in the future, that option must be exercised promptly if it is to have practical value.  Broadbill requests that early dates be set to address appropriate rate increases—and to avoid having this Rehabilitation turn into an unnecessary Liquidation.

Respectfully submitted,

DILWORTH PAXSON LLP

Dated: August 30, 2013	By:
Elizabeth J. Goldstein, Esq.
Attorney Id. 73779
Dilworth Paxson, LLP
112 Market Street, Suite 800
Harrisburg, PA 17101 717-236-4812 (phone) 717-236-7811 (fax)

Attorneys for Broadbill Partners, LP

IN THE COMMONWEALTH COURT OF PENNSYLVANIA

In Re: Penn Treaty Network American Insurance	:
Company in Rehabilitation	:	Docket No. 1 PEN 2009

CERTIFICATE OF SERVICE

I hereby certify that I am this 30th day of August 2013 serving a copy of the foregoing Formal Comments of Broadbill Partners, LP and this Certificate of Service upon the below persons in the manner stated, which service satisfies the requirements of the June 5, 2013 Case Management Order for Comments and Hearing on the Proposed Plan of Rehabilitation in this matter by email as follows:

James R. Potts, Esquire	Patrick H. Cantilo, Esquire
planservice@cozen.com	service@cb-firm.com

For Michael Consedine	Special Deputy Rehabilitator
Insurance Commissioner of
The Commonwealth of Pennsylvania
In his capacity as Statutory Rehabilitator

DILWORTH PAXSON, LP

Dated: August 30, 2013	By:
Elizabeth J. Goldstein, Esq.
Attorney Id. 73779
Dilworth Paxson, LLP
112 Market Street, Suite 800
Harrisburg, PA 17101 717-236-4812 (phone) 717-236-7811 (fax)

Attorneys for Broadbill Partners, LP